FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X                         Form 40-F

12 May 2026

HSBC HOLDINGS PLC
ISSUANCE OF SENIOR UNSECURED NOTES
AND ADMISSION TO TRADING

On 12 May 2026, HSBC Holdings plc issued EUR1,250,000,000 4.086% Fixed to Floating Rate Notes due 2036 (ISIN: XS3367697797), EUR1,250,000,000 3.553% Fixed to Floating Rate Notes due 2031 (ISIN: XS3367696047) and EUR1,000,000,000 Floating Rate Notes due 2029 (ISIN: XS3367695668) (together, the 'Notes') under its Debt Issuance Programme (the 'Programme').

In accordance with PRM 1.5.2R and PRM 1.5.3R of the Financial Conduct Authority's ('FCA') Handbook Prospectus Rules: Admission to Trading on a Regulated Market sourcebook, HSBC Holdings plc notifies the market that the Notes have been listed on the Official List of the FCA and admitted to trading on the Main Market of the London Stock Exchange plc as follows:

Issuer name:	HSBC Holdings plc
Issuer LEI:	MLU0ZO3ML4LN2LL2TL39
Regulated market on which the securities have been admitted to trading:	Main Market of the London Stock Exchange plc
Name, type and ISIN of the securities and number of securities admitted to trading:
EUR1,250,000,000 4.086% Fixed to Floating Rate Notes due 2036 (ISIN: XS3367697797)

EUR1,250,000,000 3.553% Fixed to Floating Rate Notes due 2031 (ISIN: XS3367696047)

EUR1,000,000,000 Floating Rate Notes due 2029 (ISIN: XS3367695668)

Date of admission to trading:	12 May 2026
Date of prospectus relating to the securities:
The base prospectus relating to the Programme dated 30 March 2026, as supplemented by the supplement thereto dated 5 May 2026, under which the Notes have been issued, are available for viewing at www.hsbc.com (follow links to 'Investors', 'Fixed income investors' and 'Issuance Programmes'). A separate final terms dated 8 May 2026 in respect of each series of Notes is available for viewing at www.hsbc.com (follow links to 'Investors', 'Fixed income investors' and 'Final terms and supplements').

Investor enquiries to:
Greg Case	+44 (0) 20 7992 3825	investorrelations@hsbc.com
Media enquiries to:
Press Office	+44 (0) 20 7991 8096	pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,306bn at 31 March 2026, HSBC is one of the world's largest banking and financial services organisations.

DISCLAIMER - INTENDED ADDRESSEES

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the 'Securities Act'), or any state securities laws and, unless so registered, may not be offered or sold within the United States or to, or for the account or the benefit of, US persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and in compliance with any applicable state securities laws.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 12 May 2026